Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017
VIA EDGAR
November 3, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Application for Withdrawal of Cardinal Health, Inc. Registration Statement on Form S-3 (File No. 333-132171)
Ladies and Gentlemen:
          Reference is made to the Registration Statement on Form S-3 (File No. 333-132171) filed by Cardinal Health, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on March 2, 2006, and all exhibits filed thereto (the “Registration Statement”).
          Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement. There was no circulation of a preliminary prospectus, the Registration Statement was not declared effective by the Commission and no securities were sold pursuant to the Registration Statement.
          The Registrant expects to file a registration statement on Form S-4 registering debt securities that will be issued in exchange for debt securities issued in a private placement in lieu of issuing the securities registered pursuant to the Registration Statement.
          The Registrant requests that in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
          If you have any questions, please contact John M. Gherlein of Baker & Hostetler LLP at (216) 861-7398.

Sincerely, Cardinal Health, Inc.
By:	/s/ Linda S. Harty
Linda S. Harty, Executive
Vice President and Treasurer